Exhibit 99.1

Press Release

Eltek Reports Fourth Quarter and Full Year 2018 Financial Results

•	Revenues of $33.9 million in 2018 compared to $32.8 million in 2017
•	Net loss of $2.6 million in 2018, compared to net loss of $3.8 million in 2017
•	Revenues of $7.8 million in the fourth quarter of 2018 compared to $9.1 million in Q4-2017
•	Net loss of $631,000 in the fourth quarter of 2018 compared to net loss of $669,000 in Q4-2017

PETACH-TIKVA, Israel, April 17, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the fourth quarter and full year ended December 31, 2018.

Mr. Eli Yaffe, Chief Executive Officer, commented:

"As recently announced, we established a new leadership team to implement our turnaround plan. We identified the products that were underpriced and declined such orders in order to increase profitability, which resulted in a reduced loss in 2018. During the fourth quarter this resulted in an initial reduction in sales volume, but we believe that this will improve our on-time delivery performance, increase customer satisfaction and build additional sales that will return us to profitability."

In March 2019, the Company issued at no charge to the holders of our ordinary shares subscription rights to purchase up to an aggregate of 3,380,920 shares, such that each shareholder received five subscription rights for every three ordinary shares owned on the record date, at a price of $1.464 per share. Our shareholders purchased 2,351,701 ordinary shares, for an aggregate of $3.4 million. The proceeds from the offering are strengthening our working capital and will be used to reduce our line of credit, as well as for general corporate purposes, including the possible investment in plant and equipment.

"I see significant potential for Eltek in the high-end PCB market with our skilled engineers and experienced management. I am optimistic that we will be able to capitalize on our strengths, return the Company to profitability and renew our position as a leading high-end PCB manufacturer,” Mr. Yaffe concluded.

Highlights of the Full Year of 2018 compared to the Full Year of 2017

•	Revenues for the full year of 2018 amounted to $33.9 million compared to revenues of $32.8 million in 2017.

•	Gross profit was $2.6 million (7.7% of revenues) in 2018 compared to gross profit of $1.3 million (4.1% of revenues) in 2017.

•	Operating loss was $2.1 million in 2018 compared to an operating loss of $3.4 million in 2017.

•	Net loss was $2.6 million or $1.28 per fully diluted share in 2018, compared to a net loss of $3.8 million or $1.86 per fully diluted share in 2017.

•	EBITDA was a negative $421,000 in 2018 compared to a negative $1.3 million in 2017.

•	Net cash used in operating activities amounted to $813,000 in 2018 compared to $3.4 million used in operating activities in 2017.

•	Cash and cash equivalents as of December 31, 2018 were $992,000, compared to $887,000 as of December 31, 2017.

Highlights of the Fourth Quarter of 2018 compared to the Fourth Quarter of 2017

•	Revenues for the fourth quarter of 2018 were $7.8 million compared to revenues of $9.1 million in the fourth quarter of 2017.

•	Gross profit was $603,000 (7.7% of revenues) in the fourth quarter of 2018 compared to a loss of $740,000 (8.1% of revenues) in the fourth quarter of 2017.

•	Operating loss was $416,000 in the fourth quarter of 2018 compared to an operating loss of $568,000 in the fourth quarter of 2017.

•	Net loss was $631,000 or $0.31 per fully diluted share in the fourth quarter of 2018 compared to a net loss of $669,000 or $0.33 per fully diluted share in the fourth quarter of 2017.

•	EBITDA was a negative $43,000 in the fourth quarter of 2018 compared to a negative $131,000 in the fourth quarter of 2017.

•	Net cash provided from operating activities amounted to $136,000 in the fourth quarter of 2018 compared to $775,000 of cash used in operating activities in the fourth quarter of 2017.

Nasdaq Continued Listing Status

On October 2, 2018, we received notification from Nasdaq advising us that as of October 1, 2018, we did not maintain stockholders’ equity of $2.5 million, nor did we meet the alternatives of market value of listed securities or net income from continuing operations, and therefore were not in compliance with the stockholders’ equity listing rule. On December 7, 2018, we received a notice from Nasdaq advising that we had been granted an extension of time until March 31, 2019 to regain compliance with the stockholders’ equity requirement. As a result of the receipt of approximately $2.5 million prior to March 31, 2019 from the recently completed rights offering, we regained compliance with Listing Rule 5550(b)(1) and our shares continue to be listed on the NASDAQ Capital Market. Nasdaq has advised us that it will continue to monitor our ongoing compliance with the shareholders’ equity requirement and, if at the time of our next periodic report we do not evidence compliance, we may be subject to delisting.

Conference Call:

Today, Wednesday, April 17, 2019, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Mr. Eli Yaffe, Chief Executive Officer and Mr. Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States	1-888-668-9141
Israel:	03- 9180644
International:	+972-3-9180644

                                  At:
                  8:30 a.m. Eastern Time
                  5:30 a.m. Pacific Time
                  15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek has ITAR, AS-9100 and NADCAP Electronics permits and its customers include top of the line companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, and R&D, production and marketing center is located in Israel. Eltek operates also through its subsidiaries in North America and Europe, and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Safe Harbor for Forward Looking Statements:

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws, that involve a number of risks and uncertainties including, but not limited, to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and in subsequent filings with the United States Securities and Exchange Commission. Except as otherwise required by law, Eltek is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2018	2017	2018	2017

Revenues	7,827	9,091	33,939	32,754
Costs of revenues	(7,224)	(8,352)	(31,342)	(31,427)

Gross profit	603	740	2,597	1,327

Selling, general and administrative expenses	(1,022)	(1,305)	(4,669)	(4,704)

R&D expenses, net	3	(3)	-	(41)

Operating loss	(416)	(568)	(2,072)	(3,418)

Financial expenses, net	(211)	(77)	(475)	(298)
Other income, net	3	-	3	16

Loss before income tax	(623)	(645)	(2,544)	(3,700)

Tax expenses	(7)	(24)	(63)	(74)

Net Loss	(631)	(669)	(2,607)	(3,775)

Earnings per share

Basic and diluted net loss per ordinary share	(0.31)	(0.33)	(1.28)	(1.86)

Weighted average number of ordinary shares
used to compute basic and diluted net loss per
ordinary share (in thousands)	2,029	2,029	2,029	2,029

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	As of December 31,
	2018	2017
Assets

Current assets
Cash and cash equivalents	992	887
Receivables: Trade, net of provision for doubtful accounts	5,682	6,963
Other	868	1,527
Inventories	3,611	3,871
Prepaid expenses	292	254

Total current assets	11,445	13,502

Long term assets
Severance pay fund	53	57
Long term prepaid expenses	39	-
Total long term assets	92	57

Fixed assets, less accumulated depreciation	6,623	8,586

Total assets	18,160	22,145

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	6,606	7,063
Short-term credit from related party	2,668	1,442
Accounts payable: Trade	4,108	5,451
Other	3,377	4,111

Total current liabilities	16,759	18,067

Long-term liabilities
Long term debt, excluding current maturities	308	388
Employee severance benefits	211	231

Total long-term liabilities	519	619

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 2,028,552	1,985	1,985
Additional paid-in capital	17,270	17,270
Cumulative foreign currency translation adjustments	2,340	2,415
Capital reserve	800	695
Accumulated deficit	(21,513)	(18,906)
Shareholders' equity	882	3,459

Total liabilities and shareholders' equity	18,160	22,145

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Twelve months ended
	December 31,		December 31,
	2018	2017	2018	2017

GAAP net Income (loss)	(631)	(669)	(2,607)	(3,775)
Add back items:

Financial expenses, net	211	77	475	298
Income tax expense	7	23	63	74
Depreciation and amortization	370	438	1,649	2,058
Adjusted EBITDA	(43)	(131)	(421)	(1,345)

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2018	2017	2018	2017

Cash flows from operating activities:

Net Loss	(631)	(669)	(2,607)	(3,775)

Adjustments to reconcile net loss to net
cash flows provided by operating activities:
Depreciation and amortization	367	438	1,649	1,722
Capital lose on disposal of fixed assets, net	101	-	101	(13)
Amortization of Intabgible assets	-	-	-	348
Stock-based compensation	56	-	56	-
Transaction with controlling shareholder	49	-	49	-
Revaluation of long term loans	6	13	29	17
	579	451	1,884	2,075

Decrease (increase) in trade receivables	1,264	(975)	790	(597)
Decrease (increase) in other receivables and prepaid expenses	155	(447)	467	(1,249)
Decrease (increase) in inventories	631	541	(30)	471
Increase (decrease) in trade payables	(1,518)	69	(871)	(330)
Increase (decrease) in other liabilities and accrued expenses	(309)	187	(443)	(107)
Increase (decrease) in employee severance benefits, net	(35)	67	(3)	69
	188	(558)	(90)	(1,743)

Net cash provided by (used in) operating activities	136	(775)	(813)	(3,444)

Cash flows from investing activities:
Purchase of fixed assets	(425)	(43)	(619)	(275)
Net cash used in investing activities	(425)	(43)	(619)	(275)

Cash flows from financing activities:
Short- term bank credit, net	29	984	986	2,756
Short- term shareholder loan	(40)	-	1,390	1,430
Repayment of long-term loans from bank	(220)	(233)	(910)	(870)
Proceeds from long-term loans	377	(36)	378	167
Repayment of credit from fixed asset payables	(83)	(32)	(317)	(239)
Net cash provided by (used in) financing activities	64	683	1,527	3,244

Effect of translation adjustments	15	20	10	128

Net increase (decrease) in cash and cash equivalents	(210)	(116)	105	(347)

Cash and cash equivalents at beginning of the period	1,202	1,003	887	1,234

Cash and cash equivalents at period end	992	887	992	887